SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
Information to be included in statements filed pursuant to Rule 13d-(a) and amendments thereto filed pursuant to Rule13d-2(a)
(Amendment No. 12)

General DataComm Industries, Inc.
(Name of Issuer)

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

369487608
(CUSIP Number)

Howard S. Modlin
Weisman Celler Spett & Modlin, P.C.
445 Park Avenue
New York, New York 10022, (212) 371-5400
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 11, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:     ☐

CUSIP NO. 369487608

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Howard S. Modlin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,776,074 (Item 5)

	8.	SHARED VOTING POWER None (Item 5)

	9.	SOLE DISPOSITIVE POWER 4,776,074 (Item 5)

	10.	SOLE DISPOSITIVE POWER None (Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (Item 5) 4,776,074 shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.66%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

ITEM 1.  Security and Issuer

This Schedule 13D on the Common Stock of General DataComm Industries, Inc. (the “Issuer”) is being filed on behalf of the undersigned Reporting Person (the “Schedule 13D”).

ITEM 2.  Identity and Background

This statement is being filed by Howard S. Modlin (the “Reporting Person) and only corrects the date of event of front page hereof.

The foregoing person owns beneficially more than 5% of a class of equity securities of the Issuer.

Howard S. Modlin has an office at 445 Park Avenue, 15th Floor, New York, NY 10022, and is Chairman of the Board, President, Chief Executive Officer and Secretary of the Issuer and has been an officer and director of the Issuer for the past five years. He is an attorney and President of Weisman Celler Spett & Modlin, P.C., a law firm, for the past five years.

The Reporting Person is a citizen of the United States.

During the past five years the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration. The Reporting Person received a Stock Option to acquire 551,121 shares of the Issuer’s Common Stock at 27½ cents per share. The Stock Option is exercisable in five equal annual installments commencing October 11, 2008 and expires ten years from issuance on October 10, 2017.

ITEM 4. Purpose of Transaction. The purpose of the acquisition of the securities was to receive a Stock Option. The transaction was approved by the Issuer’s Stock Option Committee and Board of Directors. The Reporting Person has no current plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer other than stock option grants under the Issuer’s stock option plans;

(b) An extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)  Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(h) Causing a class of securities of the Issuer to be deleted from a national securities exchange;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above; but the foregoing responses above do not apply to any such actions of the Issuer in the ordinary course of business which may result from actions taken by the Reporting Person as an executive officer or a director of the Issuer or its subsidiaries.

ITEM 5.  Interest In Securities Of The Issuer

(a) The Class B Stock of the Issuer is convertible into the Issuer’s Common Stock on a share for share basis. The aggregate number and percentage of securities to which this Schedule 13D relates is 4,776,074 shares of Common Stock and Class B Stock, representing 56.66% of 8,429,166 shares of Common Stock and Class B Stock of the Issuer. This number of shares outstanding is arrived at by taking the number of shares reported as being outstanding in the Issuer’s Form 10-QSB for the quarter ended June 30, 2007 disclosing 3,474,373 shares of the Issuer’s Common Stock outstanding, 647,715 shares of Class B outstanding or an aggregate of 4,122,088 shares of the Issuer’s Common Stock and Class B Stock outstanding and adding thereto 1,050 shares if the Reporting Person were to exercise two out-of-the-money director stock options held by him described below plus 909,090 shares issuable on exercise of the warrant issued April 20, 2006, 2,084,204 shares issuable on exercise of the warrant issued December 9, 2005, 761,614 shares acquirable on exercise of the five year warrant issued on September 30, 2004, 220,448 shares of the 551,121 shares acquirable in the next 60 days on exercise of a Stock Option issued January 26, 2005, 220,448 shares of the 551,121 shares acquirable in the next 60 days on exercise of a Stock Option granted November 22, 2005 and 110,224 shares of the 551,121 shares acquirable in the next 60 days on exercise of a Stock Option granted October 10, 2006; the balance of the shares acquirable under all such options and the Stock Option granted October 11, 2007 are not included in the calculation because they cannot be acquired in the next 60 days and only vest in 20% increments annually on the anniversary of grant. It should be noted except for the option granted October 10, 2006 at 20 cents a share, the exercise prices of all options and warrants are above the current market price of 25 cents a share.

The Reporting Person is deemed to beneficially own the Common Stock as follows:

% of Shares of
	Shares of	% of	Shares of	Total Shares	Common
	Common	Common	Common Stock	of Common	Stock
	Stock Deemed	Stock	if Converted	Stock Deemed	Outstanding as
Name	Owned*	Outstanding	from Class B Stock*	Held*	Adjusted

Howard S. Modlin	4,316,131	55.47	459,943	4,776,074	56.66

*
9,053 of these shares are owned by the Reporting Person’s law firm. Pursuant to Rule 13d-3 an additional 909,090 shares are deemed owned on exercise of a warrant issued April 20, 2006, 2,084,204 shares are deemed owned on exercise of seven year warrant issued December 9, 2005, 761,614 shares are deemed owned on exercise of a five year warrant issued September 30, 2004, 1,050 shares are deemed owned based on options to purchase Common Stock which could be exercised by the Reporting Person as follows: 450 at $37.50 per share and 600 at $26.875 per share, respectively, expiring March 4, 2008 and October 20, 2009 respectively, 220,448 shares at 61 cents per share are deemed owned pursuant to an option for 551,121 shares expiring on January 25, 2015, 220,448 shares at 50 cents a share under an option granted November 22, 2005, and 110,224 shares at 20 cents a share under an option granted October 10, 2006. The total does not include an aggregate of 99,722 shares of Common Stock or 2.42% of the outstanding shares consisting of (i) 11,200 shares of Common Stock and 3,400 shares of Class B Stock owned by the Reporting Person’s wife, the beneficial ownership of which the Reporting Person disclaims, and (ii) an aggregate of 85,122 shares held as trustee for the benefit of two children of Charles P. Johnson, the Issuer’s former Chairman, of which the Reporting Person is the sole trustee, the beneficial ownership of which the Reporting Person disclaims. Such shares held as trustee consist of 78,683 shares of Class B Stock convertible into a like number of shares of Common Stock, 4,607 shares of Common Stock and an additional 1,832 shares of Common Stock if 20,000 shares of the Issuer’s 9% Cumulative Convertible Exchangeable Preferred Stock are converted into Common Stock at $136.50 per share. In calculating the aforesaid percentage of excluded shares, the amount of 1,832 shares acquirable on conversion is added to the shares of the Issuer outstanding at June 30, 2007. The 55.47% deemed owned is obtained by dividing the number of Common Stock shares deemed owned by the outstanding Common Stock increased by adding all shares acquirable on exercise or conversion in the next 60 days. The balance of the shares under the option expiring January 25, 2015, the stock option issued November 22, 2005, the option granted October 10, 2006 and all shares under the option granted on October 11, 2007 are not included because they may not be acquired in the next 60 days. It should be noted the exercise price of all options and warrants are above the current 25 cents per share market price of the Common Stock except the option granted October 10, 2006 at 20 cents per share.

(b) The Reporting Person has the sole power to vote or direct the vote, and sole power to dispose or to direct the disposition, of the shares of the Issuer reported for him for his own benefit, as well as to direct the vote and dispose of the shares held by him as trustee.

(c) Information with respect to all transactions in the shares of the Issuer which were effected during the past sixty days by the Reporting Person is set forth on Schedule I annexed hereto and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None except the five outstanding options previously granted by the Issuer reported in Item 5, the Amended and Restated Notes issued December 9, 2005, the Amended and Restated Note issued April 20, 2006, the three previous Warrants issued to the Reporting Person, an Additional Senior Security Agreement, as amended securing all Amended and Restated Notes, three demand notes aggregating $270,000 and the new Stock Option Agreement. The Reporting Person disclaims any interest in the Amended and Restated Notes issued to John L. Segall who has also previously loaned an aggregate of $550,000 to the Issuer and whose Amended and Restated Notes are secured by such Additional Senior Security Agreement. The undersigned and Mr. Segall have no agreements whatsoever with respect to any securities of the Issuer except for the fact all Amended and Restated Notes and the demand notes are secured by the same Additional Senior Security Agreement.

ITEM 7.  Material to be Filed as Exhibits

1.    Form of Stock Option.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2007
/s/ Gerald Gordon
__________________________
Howard S. Modlin by
Gerald Gordon, Attorney-in-fact

SCHEDULE I
INFORMATION WITH RESPECT TO
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS
IN GENERAL DATACOMM INDUSTRIES, INC. SECURITIES

Shares Acquirable
	Date	on Exercise
Stock Option to Purchase
Common Stock	10-11-07	551,121*

Common Stock	---	None

Class B Stock	---	None

Warrant	---	None

*Subject to vesting in five annual 20% increments commencing October 11, 2008.